
June 15, 2011

Via E-mail
Parsh Patel, Chief Executive Officer
Uan Cultural & Creative Co., LTD.
2095 E. Big Beaver Road, Suite 200
Troy, MI 48083

> **Re:** **Uan Cultural & Creative Co., LTD.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-172728**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **Filed No. 000-51693**

Dear Mr. Patel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Cover Page

1. With your next amendment please indicate on the cover page of your registration statement that your filing is an amendment. Refer to Rule 470 of Regulation C.

Prospectus Cover Page

2. We note your response to comment one in our letter dated April 8, 2011. We are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415. Your registration statement covers the resale by a limited number of shareholders who hold a very large number of shares relative to the shares outstanding and the number of shares owned by non-affiliates. Your offering appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively,

revise to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and resales will be made on a prompt and continuous basis.

Risk Factors, page 8

Depending in part on the revenue we realize from operations, we may need additional infusions…, page 8

3. Please revise to quantify the amount you may need in the future and disclose for what purpose such funds may be utilized. Please make similar revisions to the statement you make on page 25 where you indicate that "additional funds may be required for [you] to be successful" and clarify how you define "success."

We may be subject to additional risks associated with doing business in foreign countries, page 13

4. We note your response to comment 10 in our letter dated April 8, 2011. Please expand your risk factors to include disclosure of an investor's ability to bring an original action in a Taiwan court to enforce liabilities based upon the U.S. federal securities laws against non-U.S. resident officers or directors.

Description of Business, page 24

5. We note your response to comment 14 in our letter dated April 8, 2011. We further note many of your paintings will be customized paintings and that you plan to showcase student artists. We also note you will sell some paintings on a consignment basis. If applicable, please describe any other sources of paintings that you plan to offer.

Customers and Target Market, page 28

6. Please provide support for your assertion that "the worldwide market for collectibles is between $60 Billion and $120 Billion annually." If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Year Ended December 31, 2010 and December 31, 2009, page 31

7. Please revise to acknowledge and quantify the amount of revenues that you generated in the fiscal year ended December 31, 2010.

Liquidity and Capital Resources, page 33

8. Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K.

Compensation of Executive Officers and Directors, page 42

Employment Agreements, page 43

9. Please revise to provide a summary of the terms of the employment agreement you have entered into with Mr. Su. Refer to Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 44

10. Revise to disclose this information as of a more recent date than March 7, 2011.

Notes to Financial Statements, page F-8

Leases, page F-12

11. We note your response to comment 22 provided in our letter dated April 8, 2011, and your revised disclosure. Please expand your significant accounting policies in relation to leases to describe the criteria and timing in which you recognize operating leases. Refer to ASC 840-20-25-1 for guidance.

Income Taxes, page F-15

12. We note your response to comment 28 in our letter dated April 8, 2011, and your revised disclosure that your NOL of $2.1 million has been fully offset by a valuation allowance. In this regard, please clarify the inconsistency in your disclosure that there were no deferred tax assets and liabilities or valuation allowances at December 31, 2010 or advise.

Financial Statements for the Quarter Ended March 31, 2011, page F-21

Notes to the Financial Statements, page F-25

Income Taxes, page F-30

13. We note your disclosure that U.S. based (loss) before taxes and international based income before taxes were $63,293 and $118,123, respectively. Please revise the inconsistency in your disclosure as this represents the net income for the quarter ended March 31, 2011 as described in the statements of operations on page F-22 as opposed to the fiscal years ended 2009 and 2010. Also, please describe the change in your NOL carryforwards and your valuation allowance given the pre-tax income for the period ended March 31, 2011.

14. As it relates to your reconciliation of the statutory income tax rate to the effective income tax rate, please tell us what the line item captioned "International tax rate" and "U.S. Tax Loss Not Allowable" represent.

Part II, page 47

Item 16. Exhibits, page 48

15. We note your response to comment 30 in our letter dated April 8, 2011. It appears that you have filed the form of notes. Please file the actual notes with your next amendment or tell us why you believe this is not appropriate.

16. We note your response to comment 33 in our letter dated April 8, 2011. We further note that you have assumed no obligation to supplement your opinion if there are changes in the law or facts that might change your opinion. Please revise your opinion to make clear that you have assumed no obligation to supplement your opinion for changes that occur after the effective date of the registration statement.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A (T). Controls and Procedures, page 29

17. We note your response to comment 36 in our letter dated April 8, 2011, and that you will revise your Form 10-K for the year ended December 31, 2010. Please clarify whether you intend to file an amended Form 10-K, and if so, please tell us when you plan to do so. Also, please provide the proposed revised disclosure regarding your conclusion on your internal control over financial reporting.

18. We note your response to comment 39 in our letter dated April 8, 2011, and that you employed Mr. Hurley, a consultant in the U.S. to prepare your consolidated financial statements and establish your internal controls over financial reporting. Please tell us

Parsh Patel
Uan Cultural & Creative Co., LTD.
June 15, 2011
Page 5

      in what jurisdiction Mr. Hurley obtained his Business Administration degree, his six years of work experience with PriceWaterhouseCoopers and his CPA designation.

19. Please apply the above comments to your most recently filed quarterly report, as applicable.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                        Sincerely,

                        /s/ Mara L. Ransom for

                        H. Christopher Owings
                        Assistant Director